SUPREME COURT OF WYOMING

OFFICE OF THE CLERK

SHAWNA GOETZ, CLERK
CARLY RANDO, DEPUTY CLERK



2301 CAPITOL AVENUE
CHEYENNE, WY 82002
307-777-7316

www.wyocourts.gov

April 21, 2026

Lance Cooper Overstreet
2922 Central Ave.
Cheyenne WY 82001

  Re: AMERICAN CRYPTOFED DAO, LLC v. CHUCK GRAY, in his official capacity as
        Wyoming Secretary of State
        Case S-26-0098 (Dist. Ct. No. 2024-CV-0202917)

Dear Counsel:

The Clerk of District Court, Judicial District, First Judicial District Laramie County, has notified the court that in accordance with W.R.A.P. 3.05(a), the record in the above referenced case is complete for purposes of the appeal. The appeal was docketed in this court on April 21, 2026.

Please use the following caption exactly as it appears for all filings in this matter. If you believe there is an error in the caption, please contact this office prior to filing.

Pursuant to W.R.A.P. 7.06, appellant shall file a brief within 45 days after service of this notice. The appellee shall file a brief within 45 days after service of appellant's brief.

This is not a confidential case in the Supreme Court. Pursuant to the Wyoming Rules Governing Redactions from Court Records, responsibility for redacting personal data identifiers rests solely with counsel and any persons filing documents with this court. Please make sure all required redactions are made in filings and any attachments you include. Documents containing unredacted material may be refused by the clerk.

The Wyoming Rules of Appellate Procedure (W.R.A.P.); the Electronic Filing Administrative Policies and Procedures Manual (Sixth Revision, April 2024); and the docket page for your appeal can be found at the Judicial Branch website at www.wyocourts.gov.

Sincerely,
/s/
Shawna Goetz,
Clerk of Court

cc:
Diane Sanchez
Mackenzie Williams

IN THE SUPREME COURT, STATE OF WYOMING

AMERICAN CRYPTOFED DAO, LLC,

Appellant
(Respondent),

 v.

CHUCK GRAY, in his official capacity as
Wyoming Secretary of State,

Appellee
(Petitioner).

S-26-0098